Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 14, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Talos Production LLC

Talos Production Finance Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Talos Production LLC, a Delaware limited liability company (the “Company”), Talos Production Finance Inc., a Delaware corporation (the “Co-Issuer” and, together with the Company, the “Issuers”), Talos Energy Inc., a Delaware corporation, and certain of the Company’s subsidiaries (collectively, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”), in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange $390,867,820 aggregate principal amount of the Issuers’ 11.00% Second-Priority Senior Secured Notes due 2022 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Issuer has informed us that the filing fee in the amount of $48,664 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact Brendan Christian at (212) 373-3111 or bchristian@paulweiss.com or the undersigned at (212) 373-3085 or tzaccone@paulweiss.com.

Very truly yours, /s/ Tracey A. Zaccone Tracey A. Zaccone

cc:	William S. Moss III
Bill.Moss@talosenergy.com
Talos Energy Inc.